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We are more than 1/3 ($18,000) of the way to our $50K threshold for us to get our investment officially approved and listed publicly on WEFUNDER!! Please help us get there by sharing this opportunity to anyone you know interested in making money while doing good in their community!!!!! https://wefunder.com/northshoreadventuresllc/ https://help.wefunder.com/testing-the-waters-legal-disclosure

Only 4 more days to lock in your VIP investment at a better rate than when it goes public Saturday! Thanks to those who have already become part of our team. Even $100 will help us reach our goal! https://wefunder.com/north.shore.adventures.llc Required legal Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Want to make some money, do some good, and help a small business! Our investment offer goes live for VIPs tomorrow (only available for 1 week before it goes public) https://wefunder.com/north.shore.adventures.llc/ and our Q and A Zoom Session is tomorrow at 11am https://www.facebook.com/events/199792973217072 https://help.wefunder.com/testing-the-waters-legal-disclosure

Our investment video is finished check it out! https://wefunder.com/north.shore.adventures.llc/ https://help.wefunder.com/testing-the-waters-legal-disclosure

Merry Christmas and Happy New Year! North Shore Adventures and Outdoor Center is considering offering an investment opportunity! We are gauging interest within our family and friends before we push forward. Can you take 5 mins to fill out our survey and check out our Wefunder profile. Any feedback is welcome! https://forms.gle/BRxrbySBpKoKEJrJ6

https://wefunder.com/northshoreadventuresllc Our investment video is finished check it out! https://wefunder.com/north.shore.adventures.llc/ https://help.wefunder.com/testing-the-waters-legal-disclosure

Text SMS
Dear Friends/Family/contacts, it's Clay Kern, sorry for the mass text. But our business is offering an investment opportunity for you and your personal contacts and I didn't want you to miss out. This opportunity provides us the $ we need to buy a property, and provides you with a yearly return on your investment. Please forward to any contacts you have who may be interested in making money by helping others and exposing people to outdoor adventures! Find out more here: https://wefunder.com/north.shore.adventures.llc https://help.wefunder.com/testing-the-waters-legal-disclosure